SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 20, 2001
                                                  ....

RAYMOND JAMES FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

      Florida   No. 59-1517485
....
..
 (State or other jurisdiction of   (Commission   (I.R.S. Employer
  incorporation or organization)   File Number)   Identification No
.)

880 Carillon Parkway, St. Petersburg, Florida 33716
....
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code (727) 573-3800
                                                    ....

_____

(Former name or former address, if changed since last report.

Item 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

    a. On April 20, 2001, Raymond James Financial, Inc. ("Raymond James" or
       the Registrant") engaged the accounting firm of KPMG LLP as independent
       public accountants for the Registrant for the fiscal year ending
       September 28, 2001. PricewaterhouseCoopers LLP ("PwC") was dismissed on
       April 20, 2001 effective upon completion of certain services to be
       rendered in connection with the registrant's Form 10-Q for the quarter
       ended March 30, 2001. The change was recommended by management and
       approved by Raymond James' Audit Committee and will be submitted for
       ratification by its Board of Directors.

    b. In connection with its audits for the two most recent fiscal years and
       subsequent two interim periods preceding the date of this report there
       were no disagreements with PwC on any matter of accounting principle or
       practice, financial statement disclosure, auditing scope or procedure,
       whereby such disagreements, if not resolved to the satisfaction of PwC,
       would have caused them to make reference thereto in their report on the
       financial statements for such years, nor where there any reportable
       events.

    c. The reports of PwC on the financial statements of the Registrant for
       the past two years contained no adverse opinion or disclaimer of
       opinion and were not qualified or modified as to uncertainty, audit
       scope or accounting principle.

d. The Registrant has not consulted with KPMG LLP during the last two years or subsequent interim periods on either the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion KPMG LLP might issue on the Registrant's financial statements, except with respect to services rendered by KPMG as the auditor of the financial statements of Raymond James Bank during this period.

e. The Registrant has requested that PwC furnish a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of such letter to the SEC, dated April 26, 2001, is filed as Exhibit 1 to this Form 8-K.

ITEM 7. EXHIBITS

Exhibit 1 - Letter of PricewaterhouseCoopers LLP regarding change in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

_____
          (Date)

RAYMOND JAMES FINANCIAL, INC.

BY: /s/ Thomas A. James
        Thomas A. James
      Chairman and Chief
      Executive Officer

BY: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
    Senior Vice President - Finance
      and Chief Financial Officer

Exhibit 1

April 26, 2001

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Raymond James Financial, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report dated April 20, 2001. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

PricewaterhouseCoopers LLP